Healthpeak®

DOC
LISTED
NYSE

Earnings Release
and Supplemental Report

Second Quarter 2026

ir.healthpeak.com

Healthpeak Properties Reports Second Quarter 2026 Results and Increases Full Year 2026 Earnings Guidance

DENVER, August 4, 2026 - Healthpeak Properties, Inc. (NYSE: DOC) ("Healthpeak"), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the quarter ended June 30, 2026.

SECOND QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.08 per share and FFO as Adjusted of $0.46 per share

– Second quarter Outpatient Medical and Lab new and renewal lease executions totaled 1.6 million square feet:

  • Outpatient Medical new lease executions totaled 327,000 square feet and renewal lease executions totaled 916,000 square feet

    ◦ Subsequent to the second quarter, we have entered into approximately 204,000 square feet of Outpatient Medical leases and have another approximately 882,000 under signed letters of intent ("LOIs")

  • Lab new lease executions totaled 222,000 square feet and renewal lease executions totaled 159,000 square feet

    ◦ Subsequent to the second quarter, we have entered into approximately 20,000 square feet of Lab leases and have another approximately 480,000 square feet under signed LOIs

– Total occupancy increased sequentially by +20 basis points ("bps") in Outpatient Medical to 90.7% and by +80 bps in Lab to 78.5%

– Janus Living (NYSE: JAN) reported year-over-year revenue and Adjusted EBITDAre growth of 45% and 34%, respectively

– Entered into a new $20 million outpatient medical development agreement to support Northside Hospital's continued expansion in the Atlanta market

– Generated $1.4 billion of proceeds from Outpatient Medical recapitalizations, seller financing loan repayments, and dispositions during the second quarter and through August 3, bringing year-to-date proceeds to $1.75 billion

  • As previously disclosed, in July 2026, closed on the recapitalization and sale of a 49% joint venture interest in an 86-asset, 5.6 million square foot outpatient medical portfolio to affiliates of Brookfield at a gross valuation of $2.1 billion, generating proceeds of approximately $1.025 billion

– Net Debt to Adjusted EBITDAre was 4.7x for the quarter ended June 30, 2026

– Authorized new $500 million share repurchase program

– Published 15th annual Corporate Impact Report highlighting Healthpeak's continued focus on building a resilient portfolio, advancing sustainability goals, fostering a workplace culture guided by our WE CARE core values, and promoting sound corporate governance and transparency

  To learn more and view the Corporate Impact Report, please visit www.healthpeak.com/corporate-impact

SECOND QUARTER RESULTS

	Three Months Ended June 30,	
	2026	**2025**
	Per Share	**Per Share**
Diluted Net income (loss) per common share	$ 0.08	$ 0.05
Diluted FFO as Adjusted per common share	0.46	0.46

Year-Over-Year Same-Store ("SS") Adjusted NOI Growth

	Three Month	
	SS Growth %	**% of SS**
Outpatient Medical	2.5%	56.4%
Lab	(3.2%)	34.0%
Senior Housing	19.2%	9.6%
Total	**1.8%**	**100.0%**

JANUS LIVING SECOND QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

- Revenue of $216 million, up 45% compared to the prior year quarter
- Adjusted EBITDAre of $79 million, up 34% compared to the prior year quarter
- Total Adjusted Net Operating Income of $58 million, up 37% compared to the prior year quarter
  - Same-store Adjusted NOI increased 19.2% and margin expanded 250 basis points
- During the second quarter, acquired two senior housing communities for approximately $105 million
- Subsequent to quarter end, and through August 3, 2026, completed approximately $1.0 billion of senior housing acquisitions
- As of August 3, 2026, and subsequent to closing the acquisitions referenced above, Janus Living had approximately $558 million of unrestricted cash and no outstanding debt
- Under purchase agreement for approximately $59 million incremental senior housing acquisition

Janus Living, Inc. is a pure-play senior housing real estate investment trust that owns high-quality communities across the United States, and is majority owned by Healthpeak. Healthpeak owns 214.7 million shares of Janus Living common stock and operating partnership common units, representing a 73.6% equity ownership as of June 30, 2026. Janus Living is consolidated into Healthpeak's financial statements, with the approximately 26.4% not owned by Healthpeak reported as noncontrolling interest.

NORTHSIDE OUTPATIENT MEDICAL DEVELOPMENT

In June 2026, Healthpeak entered into a development agreement for a new $20 million, 33,000 square foot outpatient medical building in the Sugar Hill submarket of Atlanta, Georgia.

The development is 84% pre-leased to Northside Hospital and affiliated physician groups supporting a range of clinical services and extends Northside's network in a high-growth submarket connecting its Forsyth and Gwinnett hospital campuses.

The development represents Healthpeak's fifth ground-up project totaling 565,000 square feet supporting Northside Hospital's continued outpatient expansion in the Atlanta market.

OUTPATIENT MEDICAL JOINT VENTURE RECAPITALIZATION

As previously disclosed, in July 2026, Healthpeak entered into a joint venture with affiliates of Brookfield Asset Management ("Brookfield") through the contribution of an 86-property outpatient medical portfolio valued at approximately $2.1 billion. The portfolio comprises approximately 5.6 million square feet and is located across 11 states including Kentucky, Indiana, Pennsylvania, Arkansas, Illinois, Minnesota, New Jersey, and New York. The portfolio is 95% leased with a weighted average remaining lease term of six years.

Under the terms of the joint venture, Brookfield owns a 49% non-controlling equity interest and Healthpeak retains a 51% interest in the joint venture and serves as managing member, providing asset and property management services and earning customary fees.

Healthpeak received proceeds of approximately $1.025 billion for the sale of the 49% interest. The transaction implies a trailing cash capitalization rate of approximately 5.9% and a valuation of approximately $380 per square foot. Healthpeak retains a call right for a finite period beginning after year seven to repurchase Brookfield's interest at a price sufficient to provide Brookfield with a 6.5% net annual rate of return excluding initial transaction expenses.

The joint venture advances Healthpeak's capital allocation strategy by generating proceeds to strengthen its balance sheet, fund investment opportunities, and support long-term growth. The transaction establishes a structure by which the parties can expand their relationship over time and also underscores the differentiated platform Healthpeak has built, including deep health system relationships and ongoing investments across the enterprise in technology, systems, and innovation that enhance long-term portfolio performance.

SELLER FINANCING LOAN REPAYMENT AND OTHER DISPOSITIONS

In June 2026, Healthpeak received approximately $400 million of gross proceeds from the partial repayment of a seller financing loan. The remaining $20 million loan balance was extended by 12 months pursuant to contractual extension rights. The repayment resulted in a one-time $9 million increase in interest income from the accelerated recognition of the remaining fair value discount.

During the second quarter of 2026, Healthpeak closed on $40 million of non-core outpatient medical dispositions at a trailing cash capitalization rate of 4.9%.

BALANCE SHEET

In June 2026, Healthpeak repaid $142 million of mortgage debt.

Subsequent to the end of the second quarter, Healthpeak used proceeds from the Brookfield joint venture to repay $650 million of 3.25% senior notes at maturity and approximately $375 million of borrowings under its commercial paper program.

As of August 3, 2026, Healthpeak had $3.4 billion of liquidity including cash and available credit facility capacity.

SHARE REPURCHASE ACTIVITY AND NEW SHARE REPURCHASE AUTHORIZATION

As previously disclosed, in April 2026, Healthpeak repurchased 5.9 million common shares at a weighted average share price of $16.81 for approximately $100 million under its $500 million share repurchase program.

In July 2026, Healthpeak's Board of Directors authorized a new $500 million share repurchase program, replacing the existing $500 million authorization. The shares may be repurchased through various methods, including in the open market at Healthpeak's discretion and subject to market conditions, regulatory requirements, and other customary conditions.


Healthpeak®

DIVIDEND

On July 9, 2026, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of July, August, and September of 2026, representing cash dividends totaling $0.305 per share for the third quarter, and an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date. Future dividends are at the discretion of Healthpeak's Board of Directors.

Record Date	Payment Date	Amount
July 20, 2026	July 31, 2026	$0.10167 per common share
August 17, 2026	August 28, 2026	$0.10167 per common share
September 14, 2026	September 25, 2026	$0.10167 per common share

GUIDANCE

Healthpeak's 2026 guidance ranges are updated as follows:

Full Year 2026	As of 5/5/26			As of 8/4/26			Mid-Point Change
Diluted earnings per common share	$0.46	-	$0.50	$0.48	-	$0.52	$0.02 increase
Diluted FFO as Adjusted per share	$1.71	-	$1.75	$1.73	-	$1.77	$0.02 increase
Total Same-Store Cash (Adjusted) NOI	(1)%	-	1%	0%	-	1.5%	75 bps increase

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional guidance ranges, details, and assumptions, please see page 10 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Wednesday, August 5, 2026, at 10:00 a.m. Eastern Time.

- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/933204731. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (833) 461-5787. The international dial-in is (585) 542-9983. The conference ID number is 933 204 731.

A webcast replay will be available on Healthpeak's website for 30 days.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

NON-GAAP FINANCIAL MEASURES

Nareit FFO, FFO as Adjusted, Total Same-Store Cash (Adjusted) NOI, Adjusted EBITDAre, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "June 30, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results. See also the "Funds From Operations" section of this release for additional information. Additionally, as used herein with respect to Janus Living, Adjusted EBITDAre, Total Adjusted Net Operating Income, and Same-Store Adjusted NOI are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of Janus Living. See "June 30, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of the Janus Living website at https://ir.janusreit.com/financials/quarterly-results.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a monthly cash dividend; and (iii) the information presented under the heading "Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. As more fully set forth under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission ("SEC"), these risks and uncertainties include, but are not limited to: changes to regulatory, funding, staffing, trade, and other policies and actions by the U.S. political administration; macroeconomic trends that may increase borrowing, construction, labor and other operating costs; changes within the life science industry, and significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate and/or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and changing requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, and health and safety measures intended to reduce their spread; our past participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; laws or regulations prohibiting eviction of our tenants; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the initial public offering of Janus Living, and may not achieve the intended benefits; our economic exposure to shifts in the price of Janus Living common stock and our ability to control the assets and activities of Janus Living; potential conflicts of interest in our relationship with Janus Living; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock, and provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our SEC filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Dollars in thousands, except per share amounts

	June 30, 2026	December 31, 2025
Assets		
Real estate:		
Buildings and improvements	$ 17,211,536	$ 16,593,535
Development costs and construction in progress	969,495	1,010,657
Land and improvements	3,225,957	3,007,346
Accumulated depreciation	(4,543,382)	(4,512,443)
Net real estate	16,863,606	16,099,095
Loans receivable, net of reserves of $8,165 and $11,345	261,398	606,020
Investments in unconsolidated joint ventures	526,780	802,601
Accounts receivable, net of allowance of $3,523 and $2,018	72,134	78,327
Cash and cash equivalents	1,626,827	467,457
Restricted cash	91,858	70,245
Intangible assets	717,494	654,516
Assets held for sale	37,101	80,621
Right-of-use asset	395,124	412,198
Deferred tax assets	122,320	111,248
Goodwill	68,529	68,529
Other assets	896,875	885,161
Total assets	**$ 21,680,046**	**$ 20,336,018**
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,495,994	$ 1,078,850
Term loans	1,646,282	1,647,113
Senior unsecured notes	6,785,697	6,772,722
Mortgage debt	104,213	349,209
Intangible liabilities	155,466	173,697
Liabilities related to assets held for sale	594	11,900
Lease liability	288,194	296,260
Accounts payable, accrued liabilities, and other liabilities	678,687	718,509
Deferred revenue	1,026,479	985,307
Total liabilities	**$ 12,181,606**	**$ 12,033,567**
Commitments and contingencies		
Redeemable noncontrolling interests	27,695	159,581
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 689,465,312 and 695,036,731 shares issued and outstanding	689,465	695,037
Additional paid-in capital	13,273,880	12,767,914
Cumulative dividends in excess of earnings	(6,129,129)	(5,952,920)
Accumulated other comprehensive income (loss)	10,534	(9,937)
Total stockholders' equity	7,844,750	7,500,094
Public investors of Janus Living, Inc.	979,186	—
Joint venture partners	291,294	295,455
Non-managing member unitholders	355,515	347,321
Total noncontrolling interests	1,625,995	642,776
Total equity	**$ 9,470,745**	**$ 8,142,870**
Total liabilities and equity	**$ 21,680,046**	**$ 20,336,018**

Dollars in thousands, except per share amounts

	Three Months Ended June 30,		Six Months Ended June 30,	
	2026	2025	2026	2025
Revenues:				
Rental and related revenues	$ 533,354	$ 529,687	$ 1,071,790	$ 1,067,828
Resident fees and services	216,456	148,855	416,801	297,782
Interest income and other	21,769	15,806	35,940	31,627
Total revenues	**771,579**	**694,348**	**1,524,531**	**1,397,237**
Costs and expenses:				
Operating	333,123	276,181	656,984	549,324
Depreciation and amortization	283,390	265,916	573,124	534,462
Interest expense	92,280	75,063	179,572	147,756
General and administrative	22,517	20,764	47,108	46,882
Transaction costs	9,172	10,215	33,321	15,749
Impairments and loan loss reserves (recoveries), net	(1,479)	3,499	(3,754)	(63)
Total costs and expenses	**739,003**	**651,638**	**1,486,355**	**1,294,110**
Other income (expense):				
Gain (loss) on sales of real estate, net	9,988	1,636	60,657	1,636
Gain (loss) on debt extinguishments	—	—	(403)	—
Other income (expense), net	16,766	(4,692)	156,545	(10,818)
Total other income (expense), net	26,754	(3,056)	216,799	(9,182)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	**59,330**	**39,654**	**254,975**	**93,945**
Income tax benefit (expense)	1,402	(2,382)	1,148	(4,462)
Equity income (loss) from unconsolidated joint ventures	2,509	1,747	6,774	(400)
Net income (loss)	**63,241**	**39,019**	**262,897**	**89,083**
Noncontrolling interests' share in earnings	(10,423)	(7,346)	(16,446)	(14,582)
Net income (loss) attributable to Healthpeak Properties, Inc.	**52,818**	**31,673**	**246,451**	**74,501**
Participating securities' share in earnings	(150)	(115)	(299)	(579)
Net income (loss) applicable to common shares	**$ 52,668**	**$ 31,558**	**$ 246,152**	**$ 73,922**
Earnings per common share:				
Basic	$ 0.08	$ 0.05	$ 0.36	$ 0.11
Diluted	$ 0.08	$ 0.05	$ 0.36	$ 0.11
Weighted average shares outstanding:				
Basic	689,885	695,188	692,508	697,117
Diluted	689,885	695,194	692,843	697,146



Dollars in thousands, except per share amounts

	Three Months Ended June 30,		Six Months Ended June 30,	
	2026	2025	2026	2025
Net income (loss) applicable to common shares	**$ 52,668**	**$ 31,558**	**$ 246,152**	**$ 73,922**
Real estate related depreciation and amortization	283,390	265,916	573,124	534,462
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	7,644	12,530	14,856	24,730
Noncontrolling interests' share of real estate related depreciation and amortization	(15,421)	(4,426)	(20,123)	(8,879)
Loss (gain) on sales of depreciable real estate, net	(9,988)	(1,636)	(60,657)	(1,636)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	1,793	—	1,793	—
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	973	—	973	—
Loss (gain) upon change of control, net(1)	(226)	—	(138,343)	—
Taxes associated with real estate dispositions	(1,863)	(335)	(1,805)	(335)
Nareit FFO applicable to common shares	318,970	303,607	615,970	622,264
Distributions on dilutive convertible units and other	4,384	4,560	8,930	9,183
Diluted Nareit FFO applicable to common shares	**$ 323,354**	**$ 308,167**	**$ 624,900**	**$ 631,447**
Diluted Nareit FFO per common share	**$ 0.46**	**$ 0.43**	**$ 0.88**	**$ 0.89**
Weighted average shares outstanding - Diluted Nareit FFO	704,472	709,839	707,066	711,828
Impact of adjustments to Nareit FFO:				
Transaction, merger, and restructuring-related costs(2)	$ 7,734	$ 10,215	$ 28,302	$ 15,749
Other impairments (recoveries) and other losses (gains), net(3)	(1,479)	3,499	(3,754)	179
Loss (gain) on debt extinguishments	—	—	302	—
Casualty-related charges (recoveries), net(4)	(4,191)	3,919	(4,381)	8,145
Recognition (reversal) of valuation allowance on deferred tax assets(5)	—	—	(3,058)	—
Total adjustments	2,064	17,633	17,411	24,073
FFO as Adjusted applicable to common shares	321,034	321,240	633,381	646,337
Distributions on dilutive convertible units and other	4,382	4,545	8,916	9,161
Diluted FFO as Adjusted applicable to common shares	**$ 325,416**	**$ 325,785**	**$ 642,297**	**$ 655,498**
Diluted FFO as Adjusted per common share	**$ 0.46**	**$ 0.46**	**$ 0.91**	**$ 0.92**
Weighted average shares outstanding - Diluted FFO as Adjusted	704,472	709,839	707,066	711,828
Other operating data:				
Amortization of deferred financing costs and debt discounts (premiums)	$ 8,900	$ 7,875	$ 17,264	$ 15,727
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization	12,866	19,042	20,621	23,739
Stock-based compensation amortization expense	4,351	1,738	8,853	6,365
Deferred income taxes	48	2,597	3,101	5,168
AFFO capital expenditures	(42,105)	(25,729)	(66,061)	(48,864)
Straight-line rents	(12,183)	(5,401)	(23,088)	(16,554)
Amortization of above (below) market lease intangibles, net	(6,308)	(10,085)	(12,905)	(20,296)
Other items(6)	(3,055)	(1,069)	(5,662)	381

(1) The six months ended June 30, 2026 includes a gain upon change of control related to (i) the acquisition of the remaining 46.5% interest in the SWF SH JV which held 19 senior housing properties and (ii) the disposition of an 80% interest in six outpatient medical buildings to a third-party. These gains upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.
(2) The three and six months ended June 30, 2026 includes costs incurred related to the Janus Living IPO and investment pursuit costs. The three and six months ended June 30, 2025 includes costs related to the merger with Physicians Realty Trust, which are primarily comprised of severance, legal, accounting, tax, information technology, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. The three and six months ended June 30, 2025 also included $6 million of costs incurred related to investments we are no longer pursuing.
(3) The three and six months ended June 30, 2026 and 2025 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.
(4) Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.
(5) The six months ended June 30, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with the Janus Living IPO.
(6) Primarily includes: (i) amortization of deferred revenue, (ii) noncontrolling interests' share of senior housing entrance fees in excess of (less than) the related GAAP amortization, and (iii) our proportionate share of AFFO capital expenditures and straight-line rents from unconsolidated joint ventures.

Dollars in millions, except per share amounts

2026 GUIDANCE RANGES AND SUPPLEMENTAL INFORMATION

	FY 2026 Guidance August 4, 2026	**Change from Prior Guidance**
Diluted earnings per common share	$0.48 – $0.52	+$0.02
Diluted Nareit FFO per common share	$1.70 – $1.74	+$0.02
Diluted FFO as adjusted per common share	$1.73 – $1.77	+$0.02
Total Year-Over-Year Same-Store Cash (Adjusted) NOI Growth	0.0% – 1.50%	+75 bps
Outpatient Medical	*2.00% – 3.00%*	*Unchanged*
Lab	*(7.00%) – (4.00%)*	*+200 bps*
Senior Housing	*13.00% – 17.00%*	*+200 bps*

Other Key Assumptions		
Interest expense (net of capitalized interest)	$350	Unchanged
General and administrative expense	$95	Unchanged
General and administrative expense attributable to Healthpeak	*$76*	($1)
General and administrative expense attributable to Janus Living[(1)]	*$19*	+$1
Healthpeak retained earnings	$260	+$10
Healthpeak proceeds from joint ventures, dispositions and/or loan repayments[(2)]	$1,900	+$900
Healthpeak acquisitions and share repurchases[(3)]	$1,000	Unchanged
Healthpeak development, redevelopment and revenue enhancing capex	$400	Unchanged
Healthpeak debt repayment	$900	+$900
Janus Living cash including net IPO, follow-on proceeds and/or credit facilities	$1,600	+$625
Janus Living post-IPO acquisitions[(4)]	$1,600	+$850
Janus Living revenue enhancing capex	$105	+$5

(1) General and administrative expense attributable to Janus Living includes $12 million of management fees, $4 million of public company costs, and $3 million of pre-IPO expenses. This reflects a $1 million increase versus prior guidance, driven by higher acquisition volume and the associated 50 bps management fee.
(2) Closed approximately $1.7 billion of dispositions, JV recaps and loan repayments to date, see page 18 for details.
(3) Closed approximately $892 million of acquisitions (see page 18 for details), and $100 million of share repurchases to date.
(4) Includes $1.1 billion of acquisitions closed as of August 3, 2026, and under purchase agreement on approximately $59 million of incremental senior housing acquisitions.

SELECTED DATA

		2Q25		3Q25		4Q25		1Q26		2Q26
Diluted FFO as Adjusted applicable to common shares	$	325,785	$	323,301	$	331,713	$	316,853	$	325,416
Diluted FFO as Adjusted per common share		0.46		0.46		0.47		0.45		0.46
Dividends per common share		0.31		0.31		0.31		0.31		0.31

SELECTED INCOME STATEMENT DATA

		2Q25		3Q25		4Q25		1Q26		2Q26
Total Revenues	$	694,348	$	705,873	$	719,402	$	752,952	$	771,579
Property Operating Expenses		276,181		291,922		287,853		323,861		333,123
G&A Expense attributable to Healthpeak		20,764		19,907		23,627		21,305		18,711
G&A Expense attributable to Janus Living		—		—		—		3,286		3,806
Interest Expense		75,063		76,784		80,638		87,292		92,280
Noncontrolling interests' share in earnings		(7,346)		(7,274)		(7,824)		(6,023)		(10,423)
Net Income (loss) attributable to Healthpeak Properties, Inc.		31,673		(117,122)		113,968		193,633		52,818

LIQUIDITY[1]

		2Q25		3Q25		4Q25		1Q26		2Q26
Credit Facilities[2]	$	3,000,000	$	3,000,000	$	3,000,000	$	4,000,000	$	4,000,000
Commercial Paper Balance		(775,000)		(368,125)		(1,078,850)		(1,751,409)		(1,495,994)
Cash and Cash Equivalents		89,436		91,038		467,457		1,170,992		1,626,827
Available Liquidity	$	**2,314,436**	$	**2,722,913**	$	**2,388,607**	$	**3,419,583**	$	**4,130,833**

FINANCIAL RATIOS[1]

		2Q25		3Q25		4Q25		1Q26		2Q26
Total Floating Rate Debt	$	888,220	$	542,419	$	1,192,771	$	1,867,132	$	1,611,552
Net Floating Rate Debt[3]		716,952		424,171		701,997		687,898		—
Enterprise Cash		191,185		188,524		562,690		1,275,860		1,729,621
Enterprise Debt		9,241,104		9,332,050		10,057,662		10,634,708		10,244,434
Enterprise Gross Assets		25,370,402		25,266,258		26,149,968		27,253,582		27,120,810
Total Fixed Charges		100,494		102,277		104,117		110,213		115,006
Three Months Ended Adjusted EBITDAre		437,943		428,455		453,561		433,489		446,298
Annualized Adjusted EBITDAre		1,751,772		1,713,820		1,814,244		1,733,956		1,821,892
Weighted Average Interest Rate (GAAP)		4.3%		4.3%		4.2%		4.2%		4.2%
Weighted Average Interest Rate (Coupon)		3.9%		3.9%		3.9%		3.9%		3.9%
Net-Debt-to-Adjusted EBITDAre		5.2x		5.3x		5.2x		5.4x		4.7x
Floating Rate Debt Exposure		9.5%		5.7%		11.7%		17.4%		15.6%
Net Floating Rate Debt Exposure[3]		7.6%		4.5%		6.9%		6.4%		—%
Adjusted Fixed Charge Coverage		4.4x		4.2x		4.3x		3.9x		4.0x
Financial Leverage		36.4%		36.9%		38.5%		39.0%		37.8%
Secured Debt Ratio		2.2%		2.2%		2.1%		1.7%		1.2%

DEBT COMPLIANCE & RATINGS[1]

Ratio (Requirement)	2Q25	3Q25	4Q25	1Q26	2Q26
Leverage Ratio (No greater than 60%)	37.0%	38.0%	39.0%	37.3%	34.8%
Secured Debt Ratio (No greater than 40%)	2.0%	2.0%	2.0%	1.4%	0.8%
Unsecured Leverage Ratio (No greater than 60%)	40.0%	41.0%	42.0%	38.8%	36.1%
Fixed Charge Coverage Ratio (12 Months) (No less than 1.50x)	4.4x	4.8x	4.3x	4.2x	4.1x
Tangible Net Worth ($ in billions) (No less than $7.7B)	$13.6B	$13.4B	$13.4B	$14.3B	$14.5B
Moody's (Senior Unsecured Debt)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)	Baa1 (Stable)
S&P Global (Senior Unsecured Debt)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)

CAPITALIZATION AND ENTERPRISE VALUE[1]

		2Q25		3Q25		4Q25		1Q26		2Q26
Common Shares		694,916		694,946		695,037		695,263		689,465
Convertible Partnership and OP Units		13,657		13,650		13,640		13,945		13,852
Period Ended Share Price	$	17.51	$	19.15	$	16.08	$	16.43	$	21.40
Total Market Equity Capitalization	$	**12,407,113**	$	**13,569,614**	$	**11,395,526**	$	**11,652,287**	$	**15,050,984**
Plus: Consolidated Debt		9,041,253		9,131,561		9,847,894		10,422,772		10,032,186
Plus: Joint Venture Debt		199,851		200,489		209,768		211,936		212,248
Total Enterprise Value	$	**21,648,217**	$	**22,901,664**	$	**21,453,188**	$	**22,286,995**	$	**25,295,418**

(1) Healthpeak and Janus Living liquidity, financial ratios, and debt compliance are presented on a consolidated basis.
(2) Credit Facilities consist of: (i) a $3.0 billion senior unsecured revolving credit facility at Healthpeak, (ii) a $500 million senior unsecured revolving credit facility at Janus Living, (iii) a $400 million senior unsecured delayed draw term loan at Healthpeak, and (iv) a $100 million senior unsecured delayed draw term loan at Janus Living, each of which remain undrawn as of June 30, 2026.
(3) Cash and cash equivalents exceeded total floating rate debt outstanding as of June 30, 2026; accordingly, net floating rate debt was zero.

Dollars and square feet in thousands

PORTFOLIO MIX

	Properties			Square Footage / Units		
	Operating	Development / Redevelopment	Total	Operating	Development / Redevelopment	Total Capacity
Outpatient Medical	492	9	501	34,958	800	35,758
Lab	121	20	141	10,228	2,159	12,387
Senior Housing	41	—	41	11,420	—	11,420
Other	3	—	3	1,024	—	1,024
Total	**657**	**29**	**686**			

GEOGRAPHIC DIVERSIFICATION

Market	Portfolio Adjusted NOI	Cash NREFs in Excess of NOI	Total	% of Total
San Francisco, CA	$ 94,665	$ —	$ 94,665	23.7
Boston, MA	34,988	—	34,988	8.8
Dallas, TX	28,423	—	28,423	7.1
Houston, TX	16,527	621	17,148	4.3
San Diego, CA	16,697	—	16,697	4.2
Tampa, FL	13,519	1,562	15,080	3.8
Philadelphia, PA	9,328	2,499	11,827	3.0
Atlanta, GA	10,354	122	10,476	2.6
Seattle, WA	10,369	—	10,369	2.6
Louisville, KY	9,886	—	9,886	2.5
Denver, CO	9,854	—	9,854	2.5
Nashville, TN	9,682	—	9,682	2.4
Phoenix, AZ	8,778	—	8,778	2.2
Washington, DC	6,626	2,105	8,731	2.2
Orlando, FL	5,942	1,845	7,787	2.0
Minneapolis, MN	7,095	—	7,095	1.8
Jacksonville, FL	6,429	(83)	6,346	1.6
New York, NY	5,413	—	5,413	1.4
Indianapolis, IN	5,142	—	5,142	1.3
Kansas City, MO	4,099	—	4,099	1.0
Remaining	75,577	1,037	76,614	19.0
Total	**$ 389,393**	**$ 9,707**	**$ 399,100**	**100.0**

TENANT DIVERSIFICATION

Tenant / Parent	Classification	Leased Square Feet	% of ABR
HCA	Health System	5,225	10.4
CommonSpirit Health	Health System	1,961	2.5
Roche Holding AG	Large Cap Biopharma	292	1.5
University of Louisville	Health System	738	1.5
Bristol-Myers Squibb	Large Cap Biopharma	407	1.5
McKesson Corporation	Health System	651	1.4
Northside Hospital	Health System	853	1.4
Revolution Medicines	Large Cap Biopharma	294	1.4
Alphabet	Large Cap Biopharma	242	1.3
Novo Nordisk	Large Cap Biopharma	232	1.2
Ascension Health	Health System	673	1.2
Johnson & Johnson	Large Cap Biopharma	260	1.2
Arcus Biosciences	Mid Cap Biopharma	260	1.2
HonorHealth	Health System	571	1.1
Astellas Pharma	Large Cap Biopharma	178	1.1
Norton Healthcare	Health System	668	1.1
Community Health Systems	Health System	856	1.0
Memorial Hermann	Health System	1,423	1.0
Pfizer	Large Cap Biopharma	164	0.9
Nkarta	Small Cap Biopharma	119	0.8
Top 20 Tenants		**16,066**	**34.6**

PORTFOLIO DIVERSIFICATION(1)

Classification	Annualized Base Rent(2)	% of Annualized Base Rent(2)
Health System	$ 592,774	34.5
Large Cap Biopharma	226,112	13.2
Senior Housing	222,234	12.9
Physician Group Practices	215,695	12.5
Med Device / R&D / University & Other	143,946	8.4
Mid Cap Biopharma	119,483	7.0
Private Biopharma	119,098	6.9
Small Cap Biopharma	79,579	4.6
Total	**$ 1,718,921**	**100.0**

(1) Biopharma market caps of 06/30/2026. Large Cap Biopharma market cap >$10B; Mid Cap between $10B and $500M; and Small Cap <$500M.
(2) Represents the Annualized Base Rent (“ABR”) for our leased portfolio and annualized Adjusted NOI for our Senior Housing portfolio.

Dollars in millions

DETAILED DEBT SCHEDULE[1]

	Rate/Coupon	2026	2027	2028	2029	2030	Thereafter	Premiums, Discounts, Debt Issuance Costs	Total	Weighted Average Maturity in Years
$3.0 Billion Healthpeak Revolver[2]		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	
$500 Million Janus Living Revolver		—	—	—	—	—	—	—	—	
Healthpeak Commercial Paper[2]	4.14%	—	—	—	1,496	—	—	—	1,496	
Total Revolver & Commercial Paper		**$ —**	**$ —**	**$ —**	**$ 1,496**	**$ —**	**$ —**	**$ —**	**$ 1,496**	**2.6**
Weighted Average Interest Rate	4.14%	—%	—%	—%	4.14%	—%	—%			
Term Loans										
Term Loan due 02/2027	3.38%	$ —	$ 250	$ —	$ —	$ —	$ —	$ —	$ 250	
Term Loan due 08/2027	3.44%	—	250	—	—	—	—	(1)	250	
Term Loan due 05/2028	4.49%	—	—	400	—	—	—	1	401	
Term Loan due 03/2029	4.44%	—	—	—	750	—	—	(2)	748	
Term Loan due 03/2031[3]	S + 80bps	—	—	—	—	—	—	(2)	(2)	
Janus Living Term Loan due 03/2031[3]	S + 110bps	—	—	—	—	—	—	—	—	
Total Term Loans		**$ —**	**$ 500**	**$ 400**	**$ 750**	**$ —**	**$ —**	**$ (4)**	**$ 1,646**	**1.9**
Weighted Average Interest Rate	4.14%	—%	3.41%	4.49%	4.44%	—%	—%			
Senior Unsecured Notes										
Notes due 07/2026[1]	3.25%	$ 650	$ —	$ —	$ —	$ —	$ —	$ —	$ 650	
Notes due 02/2027	1.35%	—	450	—	—	—	—	—	450	
Notes due 03/2027	4.30%	—	400	—	—	—	—	(2)	398	
Notes due 01/2028	3.95%	—	—	350	—	—	—	(7)	343	
Notes due 12/2028	2.13%	—	—	500	—	—	—	(3)	497	
Notes due 07/2029	3.50%	—	—	—	650	—	—	(3)	647	
Notes due 01/2030	3.00%	—	—	—	—	750	—	(4)	746	
Notes due 01/2031	2.88%	—	—	—	—	—	600	(5)	595	
Notes due 11/2031	2.63%	—	—	—	—	—	500	(64)	436	
Notes due 12/2032	5.25%	—	—	—	—	—	750	(10)	740	
Notes due 01/2033	4.75%	—	—	—	—	—	500	(8)	492	
Notes due 02/2035	5.38%	—	—	—	—	—	500	(6)	494	
Notes due 02/2041	6.75%	—	—	—	—	—	300	(3)	297	
Total Senior Unsecured Notes		**$ 650**	**$ 850**	**$ 850**	**$ 650**	**$ 750**	**$ 3,150**	**$ (114)**	**$ 6,786**	**4.2**
Weighted Average Interest Rate	3.69%	3.25%	2.74%	2.88%	3.50%	3.00%	4.47%			
Total Mortgage Debt		**$ 100**	**$ 1**	**$ 3**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 104**	**0.5**
Weighted Average Interest Rate	5.54%	5.50%	7.00%	6.75%	—%	—%	—%			
Total Share of Unconsolidated Mortgage Debt		**$ 110**	**$ 13**	**$ 93**	**$ —**	**$ —**	**$ —**	**$ (2)**	**$ 212**	**1.3**
Weighted Average Interest Rate	4.81%	4.15%	5.80%	5.45%	—%	—%	—%			
Total Enterprise Debt		**$ 860**	**$ 1,363**	**$ 1,345**	**$ 2,896**	**$ 750**	**$ 3,150**	**$ (120)**	**$10,244**	**3.5**
Weighted Average Interest Rate	3.87%	3.63%	3.01%	3.54%	4.08%	3.00%	4.46%			

(1) In July 2026, $650 million of Senior Unsecured Notes were repaid at maturity.
(2) Healthpeak has a $3.0 billion unsecured revolving line of credit facility (the "Revolving Facility") that matures on January 19, 2029 and contains two six-month extension options. It accrues interest at SOFR plus 77.5 basis points and incurs an annual facility fee of 15 basis points, based on our current unsecured credit rating. Commercial paper borrowings are backstopped by the availability under the Revolving Facility. As such, we calculate the weighted average remaining term of our commercial paper borrowings using the maturity date of the Revolving Facility.
(3) Term loans include 270-day delayed draw features; as of June 30, 2026, no amounts have been drawn.

Dollars and square feet in thousands

SAME-STORE SEGMENT PERFORMANCE

		2Q25		3Q25		4Q25		1Q26		2Q26	Year-Over-Year Growth Rate
Outpatient Medical											
Property Count		484		484		484		484		484	
Square Footage		34,149		34,155		34,157		34,155		34,157	
Same-Store Occupancy		92.4%		92.0%		92.1%		91.9%		91.9%	(50) bps
Same-Store Cash Real Estate Revenues	$	275,811	$	282,204	$	283,262	$	284,032	$	284,520	3.2%
Same-Store Cash Operating Expenses		(91,359)		(99,004)		(96,986)		(97,020)		(95,397)	4.4%
Same-Store Adjusted NOI	**$**	**184,452**	**$**	**183,200**	**$**	**186,276**	**$**	**187,012**	**$**	**189,123**	**2.5%**
Lab											
Property Count		101		101		101		101		101	
Square Footage		7,846		7,860		7,860		7,860		7,874	
Same-Store Occupancy		94.4%		92.6%		89.8%		90.0%		90.3%	(410) bps
Same-Store Cash Real Estate Revenues	$	164,571	$	164,413	$	168,025	$	160,680	$	161,093	(2.1%)
Same-Store Cash Operating Expenses		(46,552)		(50,246)		(49,797)		(48,202)		(46,910)	0.8%
Same-Store Adjusted NOI	**$**	**118,019**	**$**	**114,167**	**$**	**118,228**	**$**	**112,479**	**$**	**114,183**	**(3.2%)**
Senior Housing											
Property Count		15		15		15		15		15	
Units		7,065		7,067		7,067		7,069		7,067	
Same-Store Occupancy		86.0%		86.7%		87.4%		88.5%		88.6%	260 bps
Same-Store Cash Real Estate Revenues	$	109,513	$	110,692	$	114,585	$	117,947	$	118,670	8.4%
Same-Store Cash Operating Expenses		(82,573)		(83,774)		(83,515)		(85,566)		(86,550)	4.8%
Same-Store Adjusted NOI	**$**	**26,940**	**$**	**26,918**	**$**	**31,070**	**$**	**32,380**	**$**	**32,121**	**19.2%**
Total Portfolio Same-Store											
Property Count		600		600		600		600		600	
Same-Store Cash Real Estate Revenues	$	549,895	$	557,309	$	565,872	$	562,659	$	564,284	2.6%
Same-Store Cash Operating Expenses		(220,484)		(233,023)		(230,298)		(230,787)		(228,856)	3.8%
Same-Store Adjusted NOI	**$**	**329,411**	**$**	**324,286**	**$**	**335,574**	**$**	**331,872**	**$**	**335,427**	**1.8%**

Dollars and square feet in thousands

TOTAL SEGMENT PERFORMANCE

	2Q25[1]	3Q25[1]	4Q25[1]	1Q26	2Q26
Outpatient Medical					
Property Count	529	530	509	504	501
Square Footage	37,791	37,784	37,019	36,100	35,758
Occupancy	90.5%	90.6%	90.6%	90.5%	90.7%
Adjusted NOI	$ 201,606	$ 200,413	$ 204,430	$ 198,377	$ 198,005
Termination Fees	119	109	522	1,049	32
Straight-Line Rent and Other Income	10,696	10,251	10,265	9,420	8,550
NOI	**$ 212,421**	**$ 210,773**	**$ 215,216**	**$ 208,846**	**$ 206,587**
Lab					
Property Count	139	139	146	141	141
Square Footage	11,462	11,480	12,835	12,373	12,387
Occupancy	82.2%	81.0%	77.1%	77.7%	78.5%
Adjusted NOI	$ 142,776	$ 138,058	$ 140,300	$ 141,019	$ 142,614
Termination Fees	7,096	2,391	13,994	301	678
Straight-Line Rent and Other Income	5,391	13,130	7,653	8,793	11,310
NOI	**$ 155,263**	**$ 153,578**	**$ 161,948**	**$ 150,113**	**$ 154,601**
Senior Housing					
Property Count	15	15	15	40	41
Units	7,065	7,067	7,067	11,252	11,420
Occupancy	86.0%	86.7%	87.4%	86.1%	85.5%
Adjusted NOI	$ 36,563	$ 36,548	$ 41,865	$ 55,425	$ 45,851
Other Expense	844	—	1,648	—	—
NOI	**$ 37,407**	**$ 36,548**	**$ 43,513**	**$ 55,425**	**$ 45,851**
Other					
Property Count	19	19	19	3	3
Adjusted NOI	$ 5,983	$ 5,617	$ 5,358	$ 3,122	$ 2,922
Other Expense	37	22	(85)	169	310
NOI	**$ 6,020**	**$ 5,639**	**$ 5,273**	**$ 3,290**	**$ 3,232**
Total Portfolio					
Property Count	702	703	689	688	686
Adjusted NOI	$ 386,928	$ 380,636	$ 391,953	$ 397,944	$ 389,392
Termination Fees	7,215	2,500	14,515	1,349	709
Straight-Line Rent and Other Income	16,967	23,403	19,482	18,382	20,170
NOI	**$ 411,110**	**$ 406,539**	**$ 425,950**	**$ 417,675**	**$ 410,272**

(1) These prior quarters are reflected as they were originally reported and do not reflect the change of segment for 1 Lab property and 2 Outpatient Medical properties to Other, and 19 properties from Other to Senior Housing.



Dollars and square feet in thousands

OUTPATIENT MEDICAL PORTFOLIO SUMMARY

		Square Footage		
	Properties(1)	Total(1)	Occupied	Occupancy %
Same-Store	**484**	**34,157**	**31,398**	**91.9%**
Operating	492	34,958	32,063	
Development	5	522	117	
Redevelopment	4	278	151	
Total	**501**	**35,758**	**32,330**	**90.7%**

OWNERSHIP TYPE(1)

	Properties			Square Footage		
	Fee Simple	Ground Lease	Total	Fee Simple	Ground Lease	Total
Count / Square Footage	243	258	501	15,476	20,282	35,758
% Total Portfolio	48.5%	51.5%	100.0%	43.3%	56.7%	100.0%

LEASE TYPES

				Annual Escalators	
	Occupied Square Footage	% Total	WALT (Months)	Average Annual %	% Fixed Escalators
Triple-Net	23,983	74.2%			
Base Year	5,594	17.3%			
Gross	2,753	8.5%			
Total	**32,330**	**100.0%**	**65**	**2.8%**	**95.8%**

LEASING ACTIVITY BY SQUARE FOOT

	3Q25	4Q25	1Q26	2Q26	TTM Total
Lease Executions	1,165	1,738	1,063	1,243	5,209
New Lease Executions - %	22.9%	16.6%	18.3%	26.3%	20.7%
Renewal Lease Executions - %	77.1%	83.4%	81.7%	73.7%	79.3%
New Lease Commencements	348	299	199	252	1,098
Non-Renewals & Vacates	(474)	(235)	(288)	(202)	(1,199)

NEW LEASING COMMENCEMENTS

	3Q25	4Q25	1Q26	2Q26	TTM Total
Average Lease Term (Months)	107	84	87	94	95
Annualized Base Rent Per Sq. Ft. Per Year	$ 28.13	$ 29.16	$ 26.83	$ 27.24	$ 27.87
Average Tenant Improvements Per Sq. Ft. per year	4.47	3.86	4.14	4.51	4.28
Average Tenant Improvements Per Sq. Ft.	42.70	26.08	34.83	39.64	36.66
Average Leasing Commissions Per Sq. Ft. per year	1.31	1.29	1.58	1.30	1.36
Average Leasing Commissions Per Sq. Ft.	12.32	10.56	11.06	10.69	11.25
Average Annual Escalator	3.1%	3.1%	3.0%	3.1%	3.1%
Leasing Costs % of Annual Base Rent	20.5%	17.7%	21.3%	21.3%	20.2%

RENEWAL LEASING COMMENCEMENTS

	3Q25	4Q25	1Q26	2Q26	TTM Total
Average Lease Term (Months)	63	105	74	65	80
Annualized Base Rent Per Sq. Ft. Per Year	$ 28.79	$ 29.80	$ 28.51	$ 31.36	$ 23.80
Average Tenant Improvements Per Sq. Ft. per year	1.41	1.61	1.44	1.83	1.56
Average Tenant Improvements Per Sq. Ft.	6.25	14.25	11.47	10.38	10.75
Average Leasing Commissions Per Sq. Ft. per year	0.60	0.71	0.54	1.26	0.75
Average Leasing Commissions Per Sq. Ft.	3.72	6.12	2.70	7.43	4.99
% Cash Releasing Spreads	5.4%	4.4%	5.4%	4.9%	4.9%
Average Annual Escalator	2.7%	3.1%	3.0%	2.9%	3.0%
Leasing Costs % of Annual Base Rent	7.0%	7.8%	6.9%	9.9%	9.7%
Trailing Twelve Month Retention Rate	76.2%	78.5%	79.1%	80.1%	80.1%

LEASE EXPIRATION DATA

	2026	2027	2028	2029	2030	Thereafter
Square Feet	1,694	2,984	4,059	3,435	3,175	16,983
% of Total	5.2%	9.2%	12.6%	10.6%	9.8%	52.5%
Annualized Base Rent	$ 54,143	$ 87,485	$ 103,578	$ 98,769	$ 88,298	$ 427,514
% of Total	6.3%	10.2%	12.0%	11.5%	10.3%	49.7%

(1) Total includes 1 held-for-sale property as of June 30, 2026.

LAB PORTFOLIO SUMMARY

	Properties[1]	Square Footage		Occupancy %
		Total[1]	Occupied	
Same-Store	**101**	**7,874**	**7,087**	**90.3%**
Operating	121	10,228	8,716	
Development	2	358	167	
Redevelopment	18	1,801	721	
Total	**141**	**12,387**	**9,604**	**78.5%**

OWNERSHIP TYPE[1]

	Properties			Square Footage		
	Fee Simple	Ground Lease	Total	Fee Simple	Ground Lease	Total
Count / Square Footage	141	—	141	12,387	—	12,387
% Total Portfolio	100.0%	—%	100.0%	100.0%	—%	100.0%

LEASE TYPES

	Occupied Square Footage	% Total	WALT (Months)	Annual Escalators	
				Average Annual %	% Fixed Escalators
Triple-Net	8,652	90.1%			
Base Year	766	8.0%			
Gross	187	1.9%			
Total	**9,604**	**100.0%**	**68**	**3.2%**	**100.0%**

LEASING ACTIVITY BY SQUARE FOOT

	3Q25	4Q25	1Q26	2Q26	TTM Total
Lease Executions	339	333	141	381	1,194
New Lease Executions - %	44.9%	78.3%	91.7%	58.2%	64.0%
Renewal Lease Executions - %	55.1%	21.7%	8.3%	41.8%	36.0%
New Lease Commencements	362	317	49	303	1,031
Non-Renewals & Vacates	(318)	(587)	(14)	(206)	(1,125)

NEW LEASING COMMENCEMENTS

	3Q25	4Q25	1Q26	2Q26	TTM Total
Average Lease Term (Months)	114	71	57	110	97
Annualized Base Rent Per Sq. Ft. Per Year	$ 68.61	$ 56.48	$ 56.26	$ 58.14	$ 61.25
Average Tenant Improvements Per Sq. Ft. per year	15.73	11.96	4.41	18.93	14.92
Average Tenant Improvements Per Sq. Ft.	42.70	90.02	25.51	217.25	130.98
Average Leasing Commissions Per Sq. Ft. per year	3.18	3.25	3.31	3.30	3.25
Average Leasing Commissions Per Sq. Ft.	30.16	21.13	14.74	31.47	27.11
Average Annual Escalator	3.2%	3.0%	3.4%	3.1%	3.2%
Leasing Costs % of Annual Base Rent	27.6%	26.9%	13.7%	38.2%	29.7%

RENEWAL LEASING COMMENCEMENTS

	3Q25	4Q25	1Q26	2Q26	TTM Total
Average Lease Term (Months)	41	84	12	115	75
Annualized Base Rent Per Sq. Ft. Per Year	$ 65.05	$ 40.35	$ 70.70	$ 46.48	$ 54.19
Average Tenant Improvements Per Sq. Ft. per year	1.30	0.11	0.00	3.05	1.71
Average Tenant Improvements Per Sq. Ft.	3.37	0.63	0.00	28.81	10.65
Average Leasing Commissions Per Sq. Ft. per year	2.27	3.31	4.00	2.46	2.56
Average Leasing Commissions Per Sq. Ft.	7.45	23.11	4.00	23.10	15.78
% Cash Releasing Spreads	4.6%	(1.7)%	3.5%	(7.3)%	(0.3)%
Average Annual Escalator	3.2%	3.0%	3.5%	3.1%	3.2%
Leasing Costs % of Annual Base Rent	5.5%	8.5%	5.7%	11.9%	7.9%
Trailing Twelve Month Retention Rate	83.0%	71.6%	69.0%	50.5%	50.5%

LEASE EXPIRATION DATA

	2026	2027	2028	2029	2030	Thereafter
Square Feet	310	807	558	842	1,243	5,844
% of Total	3.2%	8.4%	5.8%	8.8%	12.9%	60.9%
Annualized Base Rent	$ 13,823	$ 52,441	$ 32,851	$ 55,725	$ 89,821	$ 372,701
% of Total	2.2%	8.5%	5.3%	9.0%	14.5%	60.4%

(1)   Total includes 2 held-for-sale properties as of June 30, 2026.

Dollars and square feet in thousands

ACQUISITION SUMMARY

	Properties	SF / Units	Ownership %		Total	Stabilized NOI Yield
1Q26 Acquisitions	**25**	**4,183 Units**	**100.0%**	**$**	**891,800**	**8.1% - 9.0%**
Senior Housing	2	414 Units	100.0%	$	105,000	
2Q26 Acquisitions	**2**		**100.0%**	**$**	**105,000**	**8.5% - 9.5%**
Total Acquisitions(1)	**27**		**100.0%**	**$**	**996,800**	**8.1% - 9.1%**

DISPOSITION SUMMARY

	Properties	SF / Units	Ownership %		Total	Trailing NOI Yield
1Q26 Dispositions	**13**	**770 SF**	**100.0%**	**$**	**261,549**	**6.3%**
Outpatient Medical	3	344 SF	100.0%	$	39,983	
Senior Housing	1	244 Units	100.0%		23,400	
2Q26 Dispositions	**4**		**100.0%**	**$**	**63,383**	**2.6%**
Total Dispositions(2)	**17**		**100.0%**	**$**	**324,932**	**5.6%**

LOANS AND OTHER INVESTMENTS

											Weighted Average as of June 30, 2026	
		Investment as of March 31, 2026		Additional Investments		Paydowns		Investment as of June 30, 2026		Interest Income	Yield	Maturity in Years
Seller Financing	$	418,389	$	—	$	(398,799)	$	19,590	$	15,199 (3)	7.8% (3)	1.1
Development and other		289,826		18,516		—		308,342		7,373	9.9%	1.5
Total Loans and Other Investments	**$**	**708,215**	**$**	**18,516**	**$**	**(398,799)**	**$**	**327,932**	**$**	**22,572**		

(1) Includes $178 million of lab acquisitions previously presented in the first quarter 2026 results. Subsequent to quarter end, and through August 3, 2026, Janus Living completed approximately $1.0 billion of senior housing acquisitions.
(2) As previously disclosed, in July 2026, Healthpeak entered into a joint venture with Brookfield through the contribution of an 86-property outpatient medical portfolio valued at approximately $2.1 billion. Healthpeak received proceeds of approximately $1.025 billion for the sale of the 49% interest.
(3) Includes $9 million of accelerated recognition of a fair value discount resulting form seller financing loan repayments.

Dollars and square feet in thousands

QUARTERLY CAPITAL EXPENDITURES BY SEGMENT

	Outpatient Medical	Lab	Senior Housing	Other	Total
Recurring Capital Expenditures	$ 5,629	$ 1,971	$ 4,157	$ 42	$ 11,800
Tenant improvements & Leasing commissions	19,949	5,805	—	327	26,081
AFFO Capital Expenditures	**$ 25,578**	**$ 7,776**	**$ 4,157**	**$ 368**	**$ 37,881**
Revenue Enhancing Capital Expenditures	$ 11,722	$ 21,382	$ 13,573	$ 79	$ 46,756
Casualty related capital expenditures	109	—	49	—	159
Initial Capital Expenditures ("ICE")	819	158	346	—	1,323
Development	15,792	4,545	—	—	20,337
Redevelopment	1,761	28,051	—	—	29,812
Capitalized interest	1,621	17,941	—	—	19,562
Revenue Enhancing Capital and Capitalized Interest	**$ 31,825**	**$ 72,077**	**$ 13,969**	**$ 79**	**$ 117,949**
Total 2Q26 Capital Expenditures	**$ 57,403**	**$ 79,854**	**$ 18,126**	**$ 447**	**$ 155,830**

DEVELOPMENT PROJECTS

		Active Projects				Capacity (Sq. Ft.)		% Leased	
Project	**MSA**	**Property Count**	**CIP**	**Cost to Complete**	**Estimated Total at Completion**	**Total**	**Active**	**Total**	**Active**
Vantage - Phase I (Lab)	San Francisco, CA	1	$ 109,647	$ 19,353	$ 129,000	346	106	83	44
Gateway at Directors Science Park (Lab)	San Diego, CA	1	82,765	235	83,000	166	84	49	—
Brandon (Outpatient Medical)	Tampa, FL	1	11,968	3,032	15,000	72	39	76	56
Forsyth (Outpatient Medical)	Atlanta, GA	1	43,361	30,639	74,000	118	118	98	98
Pooler (Outpatient Medical)	Savannah, GA	1	10,574	2,426	13,000	63	29	100	100
McKinney (Outpatient Medical)	Dallas, TX	1	22,559	8,441	31,000	120	70	62	35
Cherokee (Outpatient Medical)	Atlanta, GA	1	15,629	46,371	62,000	148	148	83	83
Total		**7**	**$ 296,504**	**$ 110,496**	**$ 407,000**	**1,032**	**593**	**77**	**60**

REDEVELOPMENT PROJECTS

		Active Projects				Capacity (Sq. Ft.)		% Leased	
Project	**MSA**	**Property Count**	**CIP**	**Cost to Complete**	**Estimated Total at Completion**	**Total**	**Active**	**Total**	**Active**
Portside at Oyster Point (Lab)	San Francisco, CA	2	$ 37,926	$ 26,074	$ 64,000	484	156	82	44
Directors Science Park (Lab)	San Diego, CA	3	17,296	8,704	26,000	162	162	—	—
Point Grand (Lab)	San Francisco, CA	4	15,900	59,100	75,000	450	181	60	—
Other Redevelopments (Various)	Various	13	78,938	99,062	178,000	695	695	39	39
Total		**22**	**$ 150,059**	**$ 192,941**	**$ 343,000**	**1,792**	**1,194**	**52**	**28**

Dollars and shares in millions

COMPONENTS OF NET ASSET VALUE

Operating Segments		Annualized as of June 30, 2026 Adjusted NOI
Outpatient Medical	$	792
Lab		570
Other		12
Total	**$**	**1,374**

Senior Housing / Janus Living at Healthpeak's share		
Annualized Adjusted NOI plus trailing-twelve month NREF cash collections less NREF amortization	$	207
Other assets and (liabilities), net related to senior housing / Janus Living		1,213
Market value of 214.7M shares of Janus Living (NYSE: JAN) common stock and operating partnership common units owned by Healthpeak as of August 3, 2026	$	6,345

DEVELOPMENT AND REDEVELOPMENT PROPERTIES[(1)]

		Projected Stabilized Portfolio Adjusted NOI		Estimated Cost to Complete		Estimated Total Cost
Development	$	28	$	110	$	407
Redevelopment		50		193		343
Total	**$**	**78**	**$**	**303**	**$**	**750**

OTHER ASSETS[(2)]

Book value of land held for development	$	839
Cash, cash equivalents, and restricted cash		72
Loans receivable, net of reserves		261
Total	**$**	**1,172**

DEBT AND OTHER LIABILITIES[(3)]

Bank line of credit and commercial paper	$	1,496
Term loans		1,650
Senior unsecured notes		6,900
Mortgage debt		104
Share of unconsolidated JV debt		214
Other liabilities (assets), net		528
Total	**$**	**10,892**
Fully-diluted shares and units		**703**

(1) See Development and Redevelopment detail on page 19. Projected Stabilized Portfolio Adjusted NOI for redevelopments assumes a return on incremental capital and a return to stabilized occupancy levels.
(2) Excludes assets associated with Healthpeak's share of the Janus Living senior housing portfolio.
(3) Excludes liabilities associated with Healthpeak's share of the Janus Living senior housing portfolio. Debt balances represents principal amounts due and excludes unamortized premiums/discounts, deferred loan expenses or other fair value adjustments as reflected on the balance sheet. Other liabilities includes accounts payable, accrued liabilities, and other liabilities net of other assets, excluding certain non-cash liabilities and assets including straight-line rents and net leasing costs.

Adjusted Fixed Charge Coverage*

Fixed Charge Coverage Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Fixed Charge Coverage Adjusted EBITDAre and Fixed Charges.

AFFO Capital Expenditures

Adjusted Funds from Operations ("AFFO") Capital Expenditures include costs incurred in our operating portfolio required to maintain the properties in current market condition and generally are recurring in nature.

Annualized Base Rent ("ABR")

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors. Annualized Base Rent includes the Company's share of unconsolidated JVs calculated on the same basis and excludes properties in our senior housing segment, properties within the other non-reportable segments, properties sold or held for sale during the quarter, and noncontrolling interests' share of consolidated JVs calculated on the same basis. Further, Annualized Base Rent does not include expense recoveries, additional rents in excess of floors, and non- cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, termination fees, and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations.

Consolidated Debt

The carrying amount of bank line of credit, commercial paper, term loans, senior unsecured notes, and mortgage debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Cost to Complete

Includes lease commissions and tenant improvements incurred to date, and projected lease commissions through Occupancy.

Development

Includes ground-up construction. Newly completed developments are considered fully operating once the property is placed in service.

EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("Nareit") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding other impairments (recoveries) and other losses (gains), transaction, merger, and restructuring-related costs, prepayment costs (benefits) associated with early retirement or payment of debt, litigation costs (recoveries), casualty-related charges (recoveries), stock-based compensation amortization expense, and non-refundable entrance fees collected in excess of (less than) the related amortization, adjusted to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. Fixed Charge Coverage Adjusted EBITDAre is defined as Adjusted EBITDAre excluding the adjustment to reflect the impact of transactions that occurred during the period as if the transactions occurred at the beginning of the period. EBITDAre, Adjusted EBITDAre, and Fixed Charge Coverage Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our senior housing communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI, Adjusted NOI, Nareit FFO, FFO as Adjusted, and AFFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications, as, among other things, it does not include all contractual obligations.

Funds From Operations ("Nareit FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding Nareit FFO and FFO as Adjusted.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents, restricted cash, and expected net proceeds from the future settlement of shares issued through our equity forward contracts, as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents and restricted cash from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income ("NOI") and Adjusted NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues and resident fees and services, and exclusive of interest income), less property level operating expenses. Adjusted NOI eliminates the effects of straight-line rents, amortization of market lease intangibles, termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported. NOI and Adjusted NOI Adjusted exclude all other financial statement amounts included in net income (loss). NOI and Adjusted NOI includes the Company's pro rata share of NOI and Adjusted NOI, respectively, from its unconsolidated JVs and excludes noncontrolling interests' pro rata share of NOI and Adjusted NOI, respectively, from consolidated joint ventures. See the "Adjusted NOI" definition included in the accompanying Discussion and Reconciliation of Non-GAAP Financial Measures for further information regarding the impact of the Company's pro rata share on these measures.

Occupancy

Occupancy in our Operating Portfolio for lab buildings and outpatient medical buildings represents rentable square feet where leases have commenced (certificate of occupancy received), including month-to-month leases, as of the end of the period reported divided by total rentable square feet. For senior housing facilities, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter available based on units. Occupancy excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. Occupancy in our Total Portfolio also includes facilities that are currently in development and redevelopment based on their Total Project Leased. Senior housing occupancy was derived solely from information provided by operators without independent verification by us. The percentages shown are weighted to reflect our ownership share.

Portfolio Adjusted NOI*

Portfolio Adjusted NOI is Portfolio Cash Real Estate Revenues less Portfolio Cash Operating Expenses.

Portfolio Cash Operating Expenses*

Portfolio Cash Operating Expenses are non-GAAP supplemental measures. Portfolio Cash Operating Expenses represent property level operating expenses (which exclude transition costs). Portfolio Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs less noncontrolling interests' pro rata share of operating expenses from consolidated JVs. Portfolio Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, and actuarial reserves for insurance claims that have been incurred but not reported.

Portfolio Cash Real Estate Revenues*

Portfolio Cash Real Estate Revenues are non-GAAP supplemental measures. Portfolio Cash Real Estate Revenues include rental related revenues, resident fees and services, and government grant income which is included in Other income (expense), net in our Consolidated Statement of Operations. Portfolio Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis and exclude noncontrolling interests' pro rata share from consolidated JVs presented on the same basis. Portfolio Cash Real Estate Revenues eliminates the effects of straight-line rents,

amortization of market lease intangibles, and lease termination fees.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered fully operating once the property is placed in service. Redevelopment costs include only the incremental costs for the project.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease and leases in assets designated as Held for Sale.

RevPOR*

The 3-month average resident fees and services per occupied unit for the most recent period available. REVPOR excludes newly completed assets under lease-up, assets sold, acquired or converted to a new operating structure during the relevant period, assets in redevelopment, assets that are held for sale, and assets that experienced a casualty event that significantly impacted operations. All facility occupancy data was derived solely from information provided by operators without independent verification by us.

Same-Store ("SS")*

Same-Store Cash (Adjusted) NOI allows our investors, analysts, and Company management to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our portfolio of properties, excluding properties within the other non-reportable segments. We include properties from our consolidated portfolio, as well as properties owned by our unconsolidated joint ventures in Same-Store Adjusted NOI (see Cash (Adjusted) NOI definitions above for further discussion regarding our use of pro-rata share information and its limitations). Properties are included in Same-Store once they are fully operating for the entirety of the comparative periods presented. A property is removed from Same-Store when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event or planned operator transition that significantly impacts operations, or a significant tenant relocates from a Same-Store property to a non Same-Store property and that change results in a corresponding increase in revenue. We do not report Same-Store metrics for our other non-reportable segments.

Same-Store Cash (Adjusted) NOI*

Same-Store Cash (Adjusted) NOI is Same-Store Cash Real Estate Revenues less Same-Store Cash Operating Expenses.

Same-Store Cash Operating Expenses*

Same-Store Cash Operating Expenses are non-GAAP supplemental measures. Same-Store Cash Operating Expenses represent property level operating expenses and exclude certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Same-Store Cash Operating Expenses include consolidated operating expenses plus the Company's pro rata share of operating expenses from its unconsolidated JVs presented on the same basis less noncontrolling interests' pro rata share of operating expenses from consolidated JVs (based on applying our current ownership percentage to all periods presented). Same-Store Cash Operating Expenses eliminates the effects of straight-line rents, lease termination fees, operator transition costs, and actuarial reserves for insurance claims that have been incurred but not reported.

Same-Store Cash Real Estate Revenues*

Same-Store Cash Real Estate Revenues are non-GAAP supplemental measures. Same-Store Cash Real Estate Revenues include rental related revenues, resident fees and services and exclude amortization of deferred revenue from tenant-funded improvements. Same-Store Cash Real Estate Revenues include the Company's pro rata share from unconsolidated JVs presented on the same basis less noncontrolling interests' pro rata share from consolidated JVs (based on applying our current ownership percentage to all periods presented). Same-store Cash Real Estate Revenues eliminates the effects of straight-line rents, amortization of market lease intangibles, and lease termination fees.

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Healthpeak®

Share of Consolidated Joint Ventures ("JVs")

Noncontrolling interests' pro rata share information is prepared by applying noncontrolling interests' actual ownership percentage for the period and is intended to reflect noncontrolling interests' proportionate economic interest in the financial position and operating results of properties in our portfolio.

Share of Unconsolidated Joint Ventures

Our pro rata share information is prepared by applying our actual ownership percentage for the period and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio. Certain unconsolidated joint ventures are excluded from leasing statistics when leasing information is not available.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Capacity

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Lab buildings and outpatient medical buildings are measured in square feet, excluding square footage for development or square footage removed from service for redevelopment properties prior to completion. Capacities are presented at 100% ownership share.

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*   Non-GAAP Supplemental Measures
Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
https://ir.healthpeak.com/quarterly-results.


The information in this supplemental report should be read in conjunction with our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on our website, www.healthpeak.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on our website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

Reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in the Earnings Release and Supplemental Report can be found in the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.healthpeak.com/financials/quarterly-results. Additionally, with respect to Janus Living, reconciliations, definitions, and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in the Earnings Release and Supplemental Report can be found in the Discussion and Reconciliation of Non-GAAP Financial Measures at https://ir.janusreit.com/financials/quarterly-results. The contents of the Earnings Release and Supplemental Report are unaudited and totals may not add due to rounding. Throughout the Supplemental Report, segments, NOI, and other key performance metrics are inclusive of our share in unconsolidated JVs. See the Glossary herein and the Discussion and Reconciliation of Non-GAAP Financial Measures for further information, including how pro rata information is derived and the limits of such data.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, such surveys and market research are subject to assumptions, estimates and other uncertainties and the Company has not independently verified this information.

For more information, contact Andrew Johns, Senior Vice President - Investor Relations, at (720) 428-5050.